CarMax Auto Funding LLC

12800 Tuckahoe Creek Parkway, Suite 400

Richmond, Virginia 23238

June 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CarMax Auto Funding LLC (the “Registrant”)
Registration Statement on Form SF-3
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement No. 333-283219 on Form SF-3

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CarMax Auto Funding LLC (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement filed on Form SF-3 (File No. 333-283219) (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Amendment was filed with the Commission on June 10, 2025.

The Registrant had desired to register Grantor Trust Certificates and desired to add such Grantor Trust Certificates to the Registration Statement in accordance with Rule 190 under the Securities Act. Following your telephone call with our counsel, it is our understanding that in order to comply with Rule 413 under the Securities Act, the Registrant is not eligible to do so by filing a post-effective amendment to the Registration Statement and therefore is withdrawing the Amendment.

Withdrawal of the Amendment will alleviate any confusion for the erroneous submission, and is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No securities were sold under the Amendment. The Registrant acknowledges that no refund will be made for any fees paid to the Commission in connection with the filing of the Amendment.

If you have questions regarding this request, please contact the Registrant’s legal counsel, James J. Antonopoulos, Esq. of Mayer Brown LLP, at 312-701-8019.

Very truly yours,

CARMAX AUTO FUNDING LLC

By:	/s/ Enrique Mayor-Mora
Name:	Enrique Mayor-Mora
Its:	President